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                                STATE OF FLORIDA
                            DEPARTMENT OF INSURANCE

In re: Application for Approval of the Acquisition of a Controlling Interest (Form D14-918) filed by AMERICAN INTERNATIONAL GROUP, INC., a Delaware corporation, and AIGF, a Florida corporation, Relating to American Bankers Insurance Company of Florida,
American Bankers Life Assurance Company of Florida and
Voyager Service Warranties, Inc., Domestic Insurers
_________________________________________________________/


                     PETITION TO INTERVENE AND CONSOLIDATE

         Cendant Corporation and its wholly-owned subsidiary Season Acquisition Corp. (collectively, "Season"), pursuant to Sections 120.569 and 120.57(1), Florida Statutes and the applicable provisions of the Florida Administrative Code, including Rule 28-5.201, hereby petition the Department of Insurance ("Department") for an order (1) allowing Season to intervene as a party in any and all administrative proceedings instituted before the Department in connection with the proposed acquisition by American International Group, Inc. ("AIG") and AIGF, Inc. ("AIGF"), a Florida corporation wholly-owned by AIG, of American Bankers Insurance Group, Inc. ("American Bankers") and AIG's resulting acquisition of control of the Domestic Insurers and (2) consolidating the AIG proceedings with proceedings instituted by Season relating to the acquisition of control of the Domestic Insurers. The grounds for this Petitions are as follows:

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                             PRELIMINARY STATEMENT

         1. On December 22, 1997, AIG and American Bankers announced that they had entered into a merger agreement whereby AIG, through its wholly-owned subsidiary AIGF, would acquire 100% of the outstanding capital stock of American Bankers in exchange for a combination of AIG stock and cash totaling $47.00 per share. A copy the press release announcing that proposed transaction is attached as Exhibit A. AIG and American Bankers estimated the total value of the transaction to be approximately $2.2 billion. The press release quotes AIG's Chairman, Maurice R. ("Hank") Greenberg as stating that AIG anticipates certain "synergies and expense savings," i.e., corporate downsizing, to flow from the proposed merger.

         2. Upon information and belief, AIG and AIGF have filed form D14-918 (the "AIG Form A") with the Department seeking regulatory approval of the transac tion or, alternatively, regulatory approval of AIG's purchase of 19.9 percent of the outstanding shares of American Bankers common stock pursuant to the merger agreement between AIG and American Bankers (the "AIG Form A Proceedings"). Because the Department has treated such forms as confidential, Season has not seen the Form A filed by AIG and AIGF and no notice of that filing has been published. Season has filed a request pursuant to Section 199.07, Florida Statutes, for access to the AIG Form A. A copy of this request is attached as Exhibit B.

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         3. Cendant is the beneficial owner of 371,200 shares of American
Bankers common stock and 99,900 shares of American Bankers preferred stock. On January 22, 1998, Season made a competing offer to purchase American Bankers for a combination of cash and stock worth approximately $2.7 billion, or $500 million more than offered by AIG. A copy of Season's press release announcing its offer is attached as Exhibit C and copies of Season's tender offer materials are attached as Exhibit D. Season filed its Form A with the Department on January 27, 1998, seeking regulatory approval in connection with its tender offer (the "Season Form A Proceedings"). By this petition, Season seeks an order allowing it to intervene in the AIG Form A Proceedings and consolidating the AIG Form A Proceedings with the Season Form A Proceedings.

                                    PARTIES

         4. Cendant Corporation is a corporation organized and existing under the laws of the State of Delaware. Cendant is a global provider of direct marketing and other services to consumers in, among others, the travel, real estate and insurance industries through its many subsidiaries, including Avis Rent-A-Car, Inc., Century 21 Real Estate Corporation, Coldwell Banker Corporation, Ramada Franchise Systems, Inc. and Super 8 Motels, Inc. Cendant is the beneficial owner of 371,200

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shares of American Bankers comon stock and 99,900 shares of American Bankers preferred stock.

         5. Season Acquisition Corp., a wholly-owned subsidiary of Cendant Corporation, is a corporation organized and existing under the laws of the State of New Jersey with its principal offices located in Parsippany, New Jersey.

         6. AIG is a Delaware corporation with its principal executive office in New York, New York. AIG is a holding company engaged primarily in the general and life insurance businesses in the United States and abroad. Upon information and belief, AIG is controlled by its Chairman, Maurice R. Greenberg, who -- through individual holdings and control of Starr International Company, Inc., the Starr Foundation and C.V. Starr & Co. (private companies that own AIG common stock and are controlled by Greenberg) and other AIG officers and directors who own AIG common stock and under Greenberg's control -- controls approximately 30 percent of the outstanding shares of AIG common stock.

         7. AIGF is a Florida corporation and a wholly-owned subsidiary of AIG.

         8. American Bankers is a Florida corporation with its principal place of business in Miami, Florida. Through its insurer subsidiaries, American Bankers is an insurer providing primarily credit-related insurance products in the United States, Canada, Latin America, the Caribbean and the United Kingdom. Most American

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Bankers' insurance products are sold through financial institutions and other entities that provide consumer financing as a regular part of their business.

         9. American Bankers Insurance Company of Florida, a Florida domi ciled property and casualty stock insurance company, American Bankers Life Assurance Company of Florida, a Florida domiciled life stock insurance company, and Voyager Service Warranties, Inc., a Florida domiciled specialty insurer, each of which is a Domestic Insurer, are subsidiaries of American Bankers.

                      SEASON IS ENTITLED TO PARTICIPATE AS
                    AS A PARTY IN THE AIG FORM A PROCEEDINGS

         10. The Florida Administrative Procedures Act defines a "party" to administrative proceedings as, inter alia, any person "whose substantial interests will be affected by proposed agency action." Section 120.52 (12), Florida Statutes. Season is a party to the AIG Form A Proceeding because its substantial interests both as a shareholder of American Bankers and as a competing acquirer will be affected by the Department's action on the AIG Form A.

         A. Season's Substantial Interest As A Stockholder of American Bankers.

         11. A test for determining who is a "substantially affected" party was set out in Agrico Chemical Co. v. Department of Environmental Regulation, 406 So. 2d 478 (Fla. 2d DCA 1981), rev. denied, Freeport Sulphur Co. v. Agrico Chemical Co., 415 So. 2d 1359 (1982) and rev. denied, Sulphur Terminals Co. v Agrico Chemical

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Co., 415 So. 2d 1361 (1982). In Agrico, the court declared that a potential intervenor must demonstrate:

         1) that he will suffer injury in fact which is of sufficient immediacy to entitle him to a section 120.57 hearing, and 2) that his substantial injury is of the type or nature which the proceeding is designed to protect.

406 So.2d at 482. "The first aspect of the test details with the degree of injury. The second deals with the nature of the injury." Id.

         12. The first part of the Agrico standing test (the degree of injury) is easily satisfied here because, as a shareholder of American Bankers, Season will be substantially injured if AIG's merger with American Bankers closes. Members of the American Bankers board of directors, knowingly aided and abetted by AIG and AIGF, harmed their shareholders when they agreed to AIG's low-ball offer and implemented a number of draconian defensive measures designed to preclude any other competing bids for American Bankers. Thus, AIG and American Bankers have acted to foreclose any opportunity for American Bankers' shareholders, including Season, to realize a higher price for their shares than that offered by AIG. Indeed, before American Bankers and AIG announced their merger agreement, Season contacted American Bankers' president seeking to discuss Season's serious interest in acquiring American Bankers. American Bankers refused at that time to engage in any discussions with Season and, despite the fact that it was actively negotiating its

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sale to AIG, advised Season that it was not pursuing any acquisition transaction. In fact, upon information and belief, American Bankers did not seek to negotiate with any party other than AIG to seek a higher price for the benefit of its shareholders.

         13. American Bankers' shareholders will suffer injury in the amount of $500 million - the difference between the $2.2 billion AIG offer and the $2.7 billion Season offer - if the AIG transaction closes.

         14. Analysis of the second aspect of the Agrico test requires consideration of the interests protected by the statute under which the Department must act in considering AIG's Form A. See Agrico, 406 So.2d at 482.

         15. As the beneficial owner of 371,200 shares of American Bankers common stock and 99,900 shares of American Bankers preferred stock, Season clearly fits those whose interests the statute seeks to protect. Section 628.461(3), Florida Statutes, provides that Form A proceedings require the Department to determine the "character, experience, ability, and other qualifications" of an acquirer of a domestic insurer "for the protection of the policyholders and shareholders of the insurer and the public." (emphasis added)

         16. Season's participation in the AIG Form A Proceeding will permit it to advise fully the Department concerning the "character, experience, ability, and other qualifications" of AIG, AIGF and the persons that control them, for its own protec tion as a shareholder as well as for the protection of American Bankers' other

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shareholders and policyholders and the public. The Department has the power and the duty to act upon the information provided by Season and disapprove the pro posed AIG acquisition pursuant to Section 628.416(6) and/or (7).

         B. Season's Position As A Competing Acquirer Entitles It To Be Party To, And Consolidate Its Own Form A Proceedings With, The AIG Form A Proceedings.

         17. Season should also be permitted to intervene in the AIG Form A Proceedings due to its status as a competing applicant for approval to acquire American Bankers and the threatened injury to Season from the Department's consideration of the AIG Form A in the absence of Season's participation and simultaneous consideration of the Season Form A.

         18. The Florida legislature has expressed its intent that the Department not take sides in the marketplace in connection with its review of an offer to pur chase. As set forth in Section 628.461(9), "[a]ny approval by the department under this section does not constitute a recommendation by the department for an acquisi tion, tender offer, or exchange offer." Any potential approval of the AIG Form A without the participation of Season in the proceedings and without simultaneous consideration of Season's application, however, would be a de facto recommendation of the AIG offer over the Season offer because it would free the AIG offer from regulatory confinement while continuing to confine the Season offer. Because the practical effect of granting approval of one Form A before the other is to give the

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first approved company an advantage in the marketplace, the Department must decide the two pending proceedings at the same time. The granting of intervention and consolidation is the only way to achieve that result.

         19. Further, there is no question that the injury to Season as an acquisition competitor is substantial (the first part of the Agrico test) and immediate. Any advantage a competing offer (let alone one that should not be approved, such as AIG's) receives is a substantial disadvantage for Season's offer. The injury is immediate because the disadvantage occurs as soon as one Form A is approved while the other is not.

         20. The substantial injury that Season will suffer as a competing acquirer when the AIG Form A proceeding is decided is substantial injury of the type or nature which the Form A proceeding is designed to protect (the second part of the Agrico test). Section 628.461 is designed to provide for regulatory approval of offers to purchase domestic insurance companies without putting the Department in the position of recommending any offer to purchase. Where there are two competing offers to purchase, the only way that the Department can avoid giving one an advantage over the other is to allow intervention and to consolidate the two Form A proceedings and decide them simultaneously.

         21. In this regard, in Boca Raton Mausoleum Inc. v. Department of Banking and Finance, 511 So.2d 1060, 1064 (Fla. 1st DCA 1987), the court held

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that a statute providing that restrictions should not be imposed "in a manner which will unreasonably affect the competitive market . . . described a zone of interest which encompasses the impact a new license will have on existing facilities," and thus gave an existing facility standing to enter the proceedings. Similarly, the zone of interest described by Section 628.461 encompasses any impact that an approval of an offer to purchase a domestic insurance company will have on a pending applica tion for similar relief, because where there are two competing offers to purchase seeking departmental approval the best way the Department can stay neutral is to consolidate the two Form A proceedings and decide them simultaneously.

         22. Season is further threatened with substantial injury by AIG's request for approval of its agreement with American Bankers whereby AIG may acquire 19.9 percent of American Bankers' outstanding common stock. AIG has admitted in a Form S-4 filed with the Securities and Exchange Commission on January 30, 1998 that its purchase of these shares "may delay or make more difficult an acquisition of American Bankers by a person other than AIG," "could have the effect of making an acquisition of American Bankers by a third party more costly" and "could also jeopardize the ability of a third party to acquire American Bankers in a transaction accounted for as a pooling of interests." A copy of AIG's Form S-4 is attached as Exhibit E. Thus, approval of AIG's requests to purchase 19.9 percent of American Bankers' outstanding common stock would significantly impact on Season's acquisi-

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tion of American Bankers even if the Department approves Season's Form A. For this additional reason, the Department's action of the AIG Form A affects Season's substantial interests.

         23. On January 27, 1998, AIG issued a press release announcing that it had purportedly given notice to American Bankers of its intention to exercise its option to purchase these shares in an effort to convey to American Bankers' share holders the impression that AIG's consummation of the merger with American Bankers is inevitable and that Season's bid cannot succeed. A copy of this press release is attached as Exhibit F. AIG did not disclose that the Department has not approved the exercise of this option. Moreover, in a joint proxy statement dated January 30, 1998, AIG and American Bankers reiterated the statement that AIG had notified American Bankers of its intention to exercise the option, thus reinforcing the misleading impression that consummation of the AIG merger is inevitable and that Season's bid is destined to fail. A copy of the proxy statement is attached as Exhibit G. Thus, AIG is already attempting improperly to seize a competitive advantage over Season by portraying the exercise of the option in the marketplace as a foregone act. If Season is not permitted to intervene in, and have its Form A proceedings consolidated with, the AIG Form A Proceedings, AIG's unfair and improper compet itive advantage will only be exacerbated.

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         24. In evaluating Season's standing, the Department "must not lose sight of the reason for requiring a party to have standing in order to participate in a judicial or administrative proceeding. The purpose is to ensure that a party has 'sufficient interest in the outcome of the litigation which warrants the court's entertaining it' and to assure that a party has a personal stake in the outcome so he will adequately represent the interest he asserts." Gregory v. Indian River Country 610 So.2d 547, 553 (Fla. 1st DCA
1992). Here, there is no question that Season's stake in the outcome is such that it will be vigorous in its participation in the AIG Form A Proceedings.

         25. In Bio-Medical Application of Clearwater, Inc. v. Department of Health and Rehabilitation Services, 370 So.2d 19 (Fla. 2d CDA 1979), the court held that it was a material error in procedure for the Department of Health and Rehabilita tion Services to refuse to consolidate two competing applications for approval of new chronic kidney dialysis facilities in the same health planning area, and to hear and approve one application before the other.

         26. In so doing, the Bio-Medical court relied upon Ashbacker Radio Corp. v. FCC, 326 U.S. 327, 66 S. Ct. 148, 90 L. Ed. 108 (1945), and reversed the agency's decision, determining that the circumstances required that a consolidated

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hearing be held to consider the applications simultaneously.1 Ashbacker establishes the general principle that an administrative agency should not grant one application without appropriate consideration of a competing application. "[This] principle, therefore, constitutes a fundamental doctrine of fair play which administrative agencies must respect and courts must be ever alert to enforce." Bio-Medical, 370 So.2d at 23. The goal is the creation of a level playing field between competitors, so the government does not, though its administrative process, advantage one competi tor over another.

         27. In Bio-Medical it had been argued that the two applications at issue were not mutually exclusive because at least theoretically both applications could have been granted. The court was unmoved, and stated "[we] agree that Ashbacker should apply whenever an applicant is able to show that the granting of authority to some other applicant will substantially prejudice his application." Id. Here, the approval of AIG's Form A without simultaneous consideration of Season's Form A would substantially prejudice Season because it would provide AIG with a head start in the marketplace. Thus, under the circumstances presented here, fairness requires

------------
1 Florida courts have also held that the principles of Ashbacker and Bio-Medical are applicable to Certificate of Need applications which are compet ing for the same fixed pool of established need. See First Hospital Corpora tion of Florida v. Department of Health and Rehabilitative Services, 566 So. 2d 917, 918 (Fla. 1st DCA 1990).

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intervention and consolidation of proceedings and the simultaneous announcement of the Department's decision on both Form A filings.

                    SEASON'S PARTICIPATION IN THE AIG FORM A
                 PROCEEDINGS AS A PARTY WILL SERVE THE PURPOSES
                               OF SECTION 628.461

         28. In reviewing a proposed acquisition such as AIG's , the Department must consider whether:

o Upon completion of the acquisition, the domestic stock insurer will be able to satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed;

o The financial condition of the acquiring person or persons will not jeopardize the financial stability of the insurer or prejudice the interests of its policyholders or the public;

o Any plan or proposal which the acquiring person has (i) to liquidate the insurer, sell its assets, or merge or consolidate it with any person, or to make any other major change in its business or corporate structure or management, or (ii) to liquidate any controlling company, sell its assets, or merge or consolidate it with any person, or to make any major change in its business or corporate structure or man agement which would have an effect upon the insurer is fair and free of prejudice to the policyholders of the domestic stock insurer or to the public;

o The competence, experience, and integrity of those persons who will control directly or indirectly the operation of the domestic stock insurer indicate that the acquisition is in the best interest of the policyholders of the insurer and in the public interest;

o The natural persons for whom background information is required to be furnished have such backgrounds as to indicate that it is in the best interests of the policyholders of the domestic stock insurer, and in the public interest, to permit such persons to exercise control over such domestic stock insurer;

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o The officers and directors to be employed after the acquisition have sufficient insurance experience and ability to assure reasonable promise of successful operation;

o The management of the insurer after the acquisition will be competent and trustworthy and will possess sufficient managerial experience so as to make the proposed operation of the insurer not hazardous to the insurance-buying public;

o The management of the insurer after the acquisition will not include any person who has directly or indirectly through ownership, control, reinsurance transactions, or other insurance or business relations unlawfully manipulated the assets, accounts, finances, or books of any insurer or otherwise acted in bad faith with respect thereto;

o The acquisition is not likely to be hazardous or prejudicial to the insurer's policyholders or the public; and

o The effect of the acquisition of control would not substantially lessen competition in insurance in this state or would not tend to create a monopoly therein.

Section 628.461(6)(c).

         29. Thus, the Department must fully inform itself about the AIG Form
A. Season, which has instituted suit in the United States Court challenging the AIG transaction which AIG's Form A Proceedings seek to have approved by the Depart ment, is in a position to provide the Department with relevant information about the offer that has not been included in the AIG Form A. Season has attached to this filing as Exhibit H a copy of a complaint filed in federal court in Miami, which shows that Season is pursuing serious allegations of impropriety in connection with the transaction that AIG seeks to have approved in its Form A proceedings, includ ing, among others, allegations that AIG and American Bankers have engaged in a

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number of wrongful actions designed to prevent any party other than AIG from pursuing a bid for American Bankers. A further allegation of the complaint is that the provision of the AIG/American Bankers merger agreement permitting AIG to acquire 19.9 percent of American Bankers' outstanding common stock is unlawful. AIG's Form A seeks approval from the Department of this proposed acquisition. The Department should allow intervention so that information about AIG's and American Bankers' actions, including the legality of the actions and how such actions impact the considerations set forth in Section 628.461(6)(c), can effectively be presented to the Department.

                               THESE PROCEEDINGS
                              ARE NOT CONFIDENTIAL

         30. On January 27, 1998, Season submitted to the Department a written request for access to the AIG Form A. A copy of this request is attached hereto as Exhibit I. On January 29, 1998, Season was informed by a representative of the Department that the request would be denied by the Department.

         31. Upon information and belief, the Department is taking the position that the AIG Form A is confidential. This position is incorrect as a matter of law.

         32. The Department is an "agency" as defined in Section 119.011(2), Florida Statutes. As the agency of the State of Florida charged with the regulation of

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the business of insurance, the Department is required to review Form A applications pursuant to Section 628.461. Form A applications are received by the Department in the transaction of its official business.

         33. Season has a right to access to the AIG Form A pursuant to Section 119.07, Florida Statutes.

                        DISPUTED ISSUES OF MATERIAL FACT

         34. Season is presently unable to specify the disputed issues of material fact that are raised by the AIG Form A Proceedings because it has not been able to review a copy of the AIG Form A. Season has filed a request pursuant to Section 199.07, Florida Statutes, for access to the AIG Form A. Season has, however, had an opportunity to review a Form A filed by AIG in Texas and, based upon that filing and as detailed in the following section, it does appear that there are material issues of fact. A copy of AIG's Texas Form A (without exhibits) is attached as Exhibit J. Season believes that AIG's Texas Form A is materially incomplete.

                      CONCISE STATEMENT OF ULTIMATE FACTS

         35. Based upon the reasonable assumption that the AIG Form A contains the same deficiencies as does AIG's Texas filing, Season makes the following allegations.

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         36. For the reasons stated in the federal court complaint attached hereto, it is likely that AIG's Form A is in direct violation of Sections 628.461(3) and (4). Season alleges that AIG has failed disclose that AIG is controlled by its Chairman, Maurice R. Greenberg, who -- through individual holdings and control of Starr International Company, Inc., the Starr Foundation and C.V. Starr & Co. (private companies that own AIG common stock and are controlled by Greenberg) and other AIG officers and directors who own AIG common stock and under Greenberg's control -- controls approximately 30 percent of the outstanding shares of AIG common stock. Greenberg is thus required by Sections 628.461(3) and (4) to file with the Department a Form A disclosing his identity and background and to receive the Department's approval before acquiring control American Bankers. Upon information and belief, Greenberg has not filed such a Form A. Such a violation would require disapproval of the AIG Form A pursuant to Section 628.461(6)(a). Further, the failure by Greenberg to file a Form A requires disapproval of the AIG Form A pursuant to Section 628.461(7)(d), which requires consideration by the Department of the "competence, experience or integrity of those persons who will control directly or indirectly the operation of a domestic stock insurer."

         37. Season's lawsuit against American Bankers, its directors, AIG and AIGF alleges that American Bankers and its directors, aided and abetted by AIG and AIGF, have harmed their shareholders by, among other things, attempting to block

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Season's more favorable offer for American Bankers through institution of a number of unlawful takeover defenses, including the grant to AIG of the option to purchase 19.9 percent of American Bankers' outstanding common stock. The lawsuit further alleges that the defendants are misleading American Bankers' shareholders by creating the impression that they have exercised this option without revealing that the Department has not approved this action. Season's lawsuit raises substantial issues that go to the very heart of AIG's Form A and the "competence, experience or integrity of those persons who will control directly or indirectly the operation of" American Bankers.

         38. Season further believes, and expects to be able to establish after having opportunity to review the AIG Form A and to conduct discovery, that the Department should not approve the AIG Form A after conducting its mandatory review of the factors set forth in Section 628.461(7), both for the reasons set forth in the federal complaint attached hereto as well as for other reasons. For example, the Department is required by Section 628.461(7)(j) to ensure that "[t]he effect of the acquisition of control [of American Bankers by AIG] would not substantially lessen competition in insurance in this state or would not tend to create a monopoly therein." Given that AIG is one of the world's largest sellers of property, casualty and life insurance, there exists a substantial likelihood that the proposed

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AIG/American Bankers merger would substantially lessen competition or create a monopoly in the Florida insurance market.

                               REQUEST FOR RELIEF

         39. Season requests that the Department order that Season be permitted to intervene in the AIG Form A Proceedings and that the AIG Form A Proceedings and the Season Form A Proceedings be consolidated and decided simultaneously.

                                            MAIDA, GALLOWAY & NEAL, P.A.


                                            By: /s/ Thomas J. Maida
                                               ------------------------------
                                               Thomas J. Maida
                                               Florida Bar No. 275212
                                               300 East Park Avenue
                                               P.O. Box 1819
                                               Tallahassee, Florida  32302

Of counsel:
       Stephen T. Maher
       Shutts & Bowen
       1500 Miami Center
       201 South Biscayne Boulevard
       Miami, Florida  33131

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